May 18, 2020

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Kathryn Jacobson
Mr. Craig Wilson
Mr. Jeff Kauten
Ms. Kathleen Krebs

Re:	DoubleDown Interactive Co., Ltd.
Amendment No. 1 to Draft Registration Statement on Form F-1
CIK No. 0001799567

Ladies and Gentlemen:

This letter is submitted on behalf of DoubleDown Interactive Co., Ltd., a foreign private issuer organized under the laws of the Republic of Korea (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to the draft Registration Statement on Form F-1 (as amended, the “Registration Statement”) confidentially submitted to the Commission on March 11, 2020 (“Amendment No. 1”), as set forth in your letter dated March 27, 2020 addressed to Mr. In Keuk Kim, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently confidentially submitting to the Commission Amendment No. 2 to the draft Registration Statement on Form F-1 (“Amendment No. 2”), which includes changes that reflect responses to the Staff’s comments, for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended. We are separately delivering to the Commission for the Staff’s reference six (6) hard copies of Amendment No. 2 and the exhibits filed therewith, four (4) copies of which have been marked to show the changes made to Amendment No. 1.

The Company supplementally advises the Staff that it expects to publicly file the Form F-1 on or about May 29, 2020. Concurrently, the Company will also file the draft Registration Statement on Form F-1, confidentially submitted to the Commission on January 21, 2020, Amendment No. 1 thereto as confidentially submitted on March 11, 2020, Amendment No. 2, confidentially submitted the date hereof, and the Company’s letters, dated March 11, 2020 and the date hereof, in response to the Staff’s comments. The Company currently intends to launch the offering in the near future, subject to market conditions and other considerations.

The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 2.

GREENBERG TRAURIG, LLP • ATTORNEYS AT LAW • WWW.GTLAW.COM

1840 Century Park East, Suite 1900 • Los Angeles, California 90067-2121 • Tel 310.586.7700 • Fax 310.586.7800

U.S. Securities and Exchange Commission

May 18, 2020

Amendment No. 1 to Draft Registration Statement on Form F-1

Risk Factors

Risks related to our relationship with DoubleU Games, page 28

1.

We note that you have removed the risk factor related to your status as a controlled company. Please include this risk factor in your filing as your status as a controlled company presents risks that are separate and apart from your status as a foreign private issuer.

Response to Comment No. 1:

The Company has re-inserted the paragraphs relating to its status as a controlled company in the Risk Factor on page 30 entitled “As a foreign private issuer, we intend to follow “home country” practice even though we may be considered a “controlled company” under NASDAQ corporate governance rules since DoubleU Games will continue to be our majority shareholder after the offering and will have voting control over key decisions affecting our Company and our shareholders.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations Our business, page 44

2.

We note in your filing you have a declining number of players year over year. Additionally, you derive a significant portion of your revenues from a small number of high-paying players. Please discuss your vulnerability to a near-term severe impact arising from the disruption of the economy by the COVID-19 pandemic which could affect the discretionary spending behavior of such players and thus, your revenues. In addition, disclose other material known or reasonably likely effects of and the types of risks presented by COVID-19 on your financial position, results of operations, accounting judgments and estimates and timeliness of your financial reporting. Refer to ASC 275-10-50-16 and CF Disclosure Guidance Topic No. 9: Coronavirus (COVID-19) at https://www.sec.gov/corpfin/coronavirus-covid-19.

Response to Comment No. 2:

The Company advises the Staff that it has not experienced a negative impact to its financial position, results of operations, accounting judgement, estimates, and timeliness of its financial reporting due to the COVID-19 pandemic. The Company has added disclosure, in response to the Staff’s Comment No. 2, to the Risk Factor on page 27 entitled “Our business may be adversely impacted by reductions in discretionary consumer spending as a result of downturns in the economy, global pandemics, or other factors beyond our control.” and on page 49 under “Recent developments.”

Our marketing efficiency, page 46

3.

Please revise to clarify your new computation for average payback period that replaces CPI. We note it measures time by days for 3rd party costs to be paid back, but it uses “cumulative revenue generated by all of the players in a given install period.” If your use of “all players” includes organic and paid channel revenues to measure payback periods, tell us why it is appropriate to include organic revenues unrelated to the marketing partners fees.

U.S. Securities and Exchange Commission

May 18, 2020

Response to Comment No. 3:

The Company advises the Staff that, as set forth in Amendment No. 1, the Company has not changed the method of computation for the average payback period from the initial draft submission. In both submissions, the cost for the computation is the fees paid to the Company’s marketing partners. And, in both submissions, the revenue for the computation is from both organic and paid installs. Revenue from organic installs is included since the Company believes that the advertising shown by its marketing partners not only directly generates installs, but also influences players that organically install the app as they, for example, search for the Company’s games in several app stores or recommend that other players do so. Consequently, the Company respectfully advises the Staff that it does not consider that any further disclosure or revision is required.

Other key performance indicators and non-GAAP metrics and trends, page 47

4.

We note your responses to comments 11 and 12. Please balance your disclosure to indicate how growth in your subscription revenue, if at all, contributed towards your total revenue growth, ARPDAU, and average monthly revenue per user.

Furthermore, you disclose your mobile penetration represents the percentage of revenue sourced from the Google, Apple and Amazon platforms but do not include Facebook. Tell us why and disclose other platform revenue sources, amounts and percentages. Tell us and disclose what comprises the balance of your revenue penetration for the periods, both online or mobile. Also disclose whether the high paying players are predominantly mobile or online players. To the degree there are any material trends among the individual platform sources, mobile versus online or high-paying players please revise your MD&A accordingly. We refer you to Item 5.D of Form 20-F.

Response to Comment No. 4:

The Company acknowledges the Staff’s comments requesting additional disclosure and seeking further information on its subscription revenue and revenue penetration.

Regarding the Staff’s question about the growth of subscription revenue, the Company requests that the Staff note that subscription revenue has always been and continues to be significantly immaterial to the Company’s overall revenue and is not considered in the calculation of ARPDAU or average monthly revenue per user. The Company believes that the current disclosure accurately reflects the insignificance of subscription revenue.

With respect to Facebook, the Company requests that the Staff note that each platform, by its nature, facilitates purchases from players using either computers or mobile devices. In other words, the Company’s revenue from “web” players (i.e., players making purchases from computers) is facilitated by Facebook (and PayPal) while the Company’s revenue from “mobile” players (i.e., players making purchases from mobile devices) is facilitated by Google, Apple, and Amazon. In the Company’s previous submissions, the Company has disclosed the portion of its revenue generated by “web” transactions” and “mobile” transactions. See, for example, the disclosure in the tables on page 57 of Amendment No. 2. The Company discloses revenue by platform in Note 2: Significant Accounting Polices under Financial instruments and concentration of credit risk. The Company further requests that the Staff note that the Company has discussed the ongoing trend for a larger amount (and proportion) of its revenue to be generated by “mobile” transactions. See the disclosure in the first two paragraphs on page 58 in Amendment No. 2. Finally, as set out in the Company’s Response to Comment No. 5 below, the Company has deleted references to “high-paying players’ in the risk factor at the bottom of page 14 in Amendment No. 2 to avoid confusion on this point.

U.S. Securities and Exchange Commission

May 18, 2020

5.

We note your response to prior comment 5. You disclose that monetization of active players is a key factor affecting your financial performance. You indicate that this monetization comes from players’ purchases of in-game virtual chips, which is how you generate substantially all of your revenue. You further disclose that the proportion of revenue from high-paying players (those who spend more than $500 per month) has been gradually rising in recent years. Please tell us whether you use any metrics to monitor your revenue concentration and the impact of high-paying customers on your financial performance, such as the percentage of revenue derived from high-paying players, number of high-paying players as a percentage of paying players or average revenue per high-paying player. If so, please provide a discussion of these metrics or other related metrics and any material trends. We refer you to Item 5.D of Form 20-F.

Response to Comment No. 5:

The Company has considered the Staff’s comment and considers that its chart and related disclosure on page 59 under “Other metrics” addresses the Staff’s comment and the requirements of Item 5.D of Form 20-F relating to a discussion of significant trends.

The Company supplementally advises the Staff that, as noted in the Company’s letter of March 11, 2020 at Response to Comment No. 12, the category of high-paying players is not a standard industry definition and has been arbitrarily set for internal monitoring purposes by the Company. As such, the definition does not constitute a Key Performance Indicator. The Company adopted the $500 per month threshold at the request of DoubleU Games following its acquisition in 2017. The Company uses this definition as part of its monthly internal review process primarily to provide further insight into player behavior from particular marketing strategies and incentives directed at various player subgroups. As set out in Amendment No. 2 at page 52, the “payer conversion rate” (which is the total number of payers in a period divided by the total number of players in the same period) is the primary metric used to monitor revenue concentration. As further set out in Amendment No. 2 in the chart on page 59 under “Other metrics,” the Company discloses the average spend per month of paying players, as well as the average number of paying players per month and the payer conversion rate. As discussed in the paragraph under the chart, the Company identifies the current trend of a decrease in monthly paying payers, offset by an increase in the amount of monthly spend per paying player and the associated analysis of the reasons relating thereto. As noted in its March 11, 2020 letter, the Company does not disclose publicly, for competitive purposes, the percentage of current players that meet or exceed this threshold as a percentage of paying players or the average revenue per high-paying player. The Company does not consider that publicly disclosing such highly competitive information would provide an investor with material information necessary to an understanding of the Company’s revenue model.

Critical accounting policies and estimates

Recent accounting guidance adopted, page 61

6.	Please disclose to state, if true, whether the conversion feature of the 2.5% convertible bonds and the May 2017 warrants contain a down-round provision. If so, please further disclose as follows:

•	how you concluded whether the conversion feature or the warrants met the scope exception in ASC 815-40 for classification in stockholders’ equity;

U.S. Securities and Exchange Commission

May 18, 2020

•	whether either instrument contains terms or features other than the down-round feature that would cause liability classification on the basis of the guidance in Topic 480 or Subtopic 815-40;

•	how you evaluated the 2.5% convertible bonds under accounting guidance for debt with conversion and other options under ASC 470-20;

•	how a down-round feature in the warrants will impact the calculation of basic EPS when triggered.

Response to Comment No. 6:

The Company has revised its critical accounting policies and estimate disclosures to include the relevant disclosures requested by the Staff in the section on the adoption of ASU 2017-11 as follows:

“In May 2017, we issued an aggregate principal amount of KRW210 billion (US $180 million) of 2.5% Convertible Bonds due 2024 and aggregate principal amount of KRW90 billion (US$80 million) of 2.5% Non-convertible Bonds due 2024 with detachable warrants to purchase 306,540 shares of our common stock at an initial conversion price of KRW293,600 (US$240.03) per share. Both the 2.5% Convertible Bonds and the detachable warrants contain a provision commonly referred to as “down-round” protection, as well as certain standard anti-dilution provisions.

The warrants were not considered liabilities within the scope of ASC 480. In addition, they also met both the requirements of (1) being considered indexed to the Company’s own stock and (2) the qualifications for equity classification. Therefore, the warrants were recorded within shareholder’s equity. There are no provisions pursuant to which the Company could be obligated to pay cash or other assets to settle the warrants; settlement is in shares only, and all settlement provisions contemplate payment of an amount based on the difference between the fair value and a fixed exercise price for a fixed number of shares; subject to down-round and standard anti-dilution adjustments. Due to the adoption of ASU 2017-11, the presence of the down-round protection feature of the warrants does not preclude equity classification. Instead, the down-round protection feature of the warrants would be recognized as a dividend and as a reduction of income available to common shareholders, which would result in a reduction to our basic net income per share when triggered. As we apply the treasury stock method for calculated diluted earnings per share, this amount would be added back to income available to common stockholders.

The 2.5% Convertible Bonds (and the 2.5% Non-convertible Bonds) are not within the scope of ASC 480 and are not required to be accounted for at fair value. In addition, the Company elected to not carry 2.5% Convertible Bonds (and the 2.5% Non-convertible Bonds) at fair value.

The Company evaluated the terms of the 2.5% Convertible Bonds in accordance with ASC Topic No. 815 – 40, “Derivatives and Hedging – Contracts in Entity’s Own Stock” and determined that the underlying common stock is indexed to our common stock. We determined that the embedded conversion and other features did not meet the definition of a liability and therefore did not bifurcate the conversion and other features and account for it as a separate derivative liability. In addition, the 2.5% Convertible Bonds contain a contingent beneficial conversion feature that may be triggered if the conversion price is reduced upon a down-round in the future, subject to accounting under ASC 470-20-25-6. The contingent beneficial conversion cannot be cash-settled, is not beneficial upon issuance, and there was no premium upon issuance. Contingent beneficial conversion features are not accounted for until and unless they are triggered. Accordingly, no accounting for the conversion feature is necessary until that time. However, if the beneficial conversion feature is triggered, it would be measured using the number of shares to be received by the holder based on the adjusted conversion price multiplied by the stock price at the commitment date, and recognized as accretion of the debt commencing at the date the down-round provision is triggered.”

U.S. Securities and Exchange Commission

May 18, 2020

Note 2: Significant accounting policies

Revenue Recognition, page F-10

7.

We note your response to prior comment 21. You recognize virtual chip or currency revenues when control transfers upon consumption of this currency. Please explain and disclose further the basis for your determination that player purchase of virtual currency determines consumption of the currency and thereby affects revenue recognition. In this regard, address the assumptions used in estimating virtual currency consumption based on your analysis of customers’ historical play behavior, purchase behavior, and the amount of virtual currency outstanding.

You disclose on page 60 you estimate the outstanding purchased virtual currency at period end because you are unable to distinguish between the consumption of purchased versus free currency. Tell us and disclose the assumptions used to estimate this amount, how you considered free currency/chips obtained during game play and through player actions on social media outside of gameplay, as well as forfeitures, and explain the impact of any uncertainties. Revise to disclose this in your financial statement revenue recognition note.

Response to Comment No. 7:

Upon purchase, a player’s account is immediately credited with virtual currency. The Company has determined that revenue is recognized over time, as purchased virtual currency is consumed during game play, satisfying the Company’s implied performance obligation to support its online application to support gameplay. Management’s assumption (the basis upon which is described further below) is that that paying players do not purchase additional virtual currency until their existing virtual currency balances – regardless of source (e.g. bonus currency, gifted currency through Facebook Friend Bonus) have been substantially consumed. In regard to forfeitures, management’s assumption includes the potential for a payer to not consume all of their previously purchased virtual currency. This is captured within the metrics of time because a subsequent purchase has not occurred. Management asserts that player behavior rarely results in unconsumed purchased currency because of the availability of free currency offered daily. If a purchased currency balance was insufficient to consume during game play and the player chose not to purchase additional currency, the player would receive free currency upon the next subsequent login. At this point, it is assumed that any residual purchased chip balance is consumed. The time period between paying player purchases represents the amount of time the average payer takes to consume their purchased chips during game play. The implied performance obligation is satisfied as the customer consumes the virtual currency through game play.

Management’s assumption that paying players do not purchase additional virtual currency until their existing virtual currency balances have been substantially consumed is supported by analysis on paying player purchase behavior, paying play behavior, and the amount of virtual currency outstanding for a paying user. In conducting these analyses, the Company bifurcates the paying player population from the total player population in order to isolate the dataset and focus solely on player behavior that impacts revenue. The analysis on paying player purchase behavior and play behavior provides a reasonable and objective measure of progress of satisfaction of our performance obligation and, therefore, supports managements assumption that virtual currency purchased is consumed in the time between one purchase and the next.

Purchase behavior provides the measurable metric of elapsed time. By combining this time metric with the analysis of metrics such as daily average chip balance, daily average game play (“sessions”), and daily average wagers, we are able to reasonably assert that a paying player consumes their virtual currency balances during the game play period between two purchases. The play behavior and amount of virtual currency outstanding metrics further support management’s assertions that the paying player received and consumed the benefits provided over a series of sessions and prior to the next purchase transaction. Based upon the analysis used by management in forming its revenue assumptions, we believe paying players do not purchase additional virtual currency until their existing virtual currency balances have been substantially consumed, and further believe this to be a reasonable basis to estimate the time period over which the implied performance obligation is satisfied. This time period was approximately 5 days at December 31, 2019 resulting in a contract liability (deferred revenue) balance of approximately $1.8 million.

With respect to free currency/chips obtained during gameplay, the Company believes the methodology described above and used to estimate the period over which the implied performance obligation is satisfied contemplates the consumption of free currency/chips obtained both through these methods in addition to purchase currency. As a result, there is no material impact to our revenue recognition or deferral for such promotional free currency/chips obtained by paying players.

To further clarify the Staff’s comment on free currency/chips obtained through player actions on social media outside of gameplay, the Company advises that the only social media source for free currency outside of gameplay is through the Facebook Friend Bonus, which can be gifted to their Facebook friends. However, our paying customers cannot use the chips in their own gameplay.

U.S. Securities and Exchange Commission

May 18, 2020

The Company also advises the Staff that we acknowledge a difference in language with the disclosure on page 60 of Amendment No. 1 and the revenue recognition footnote on page F-10. The statement on page 60 of Amendment No. 1: “We estimate the amount of outstanding purchased virtual currency at period end because we are unable to distinguish between the consumption of purchased or free virtual currency” has been removed to conform with the footnote language. Please see page 69 of Amendment No. 2 for the revised disclosure.

Contract assets, Contract liabilities and other disclosures, page F-11

8.

We note your response to comments 21 and 23. Elsewhere in your filing, you referred to your loyalty program subject to a third party registration. Describe the terms of the loyalty program and the nature of incentives and rewards that players may receive. Disclose whether participation in the loyalty program provides a material right that the player would not receive otherwise, thereby giving rise to a separate performance obligation to which a portion of the transaction price must be allocated. Refer to ASC 606-10-55-41 & 42.

Response to Comment No. 8:

Our loyalty program was established to encourage repeat business and gain new players, and consists of a variety of benefits depending on tier. All players are automatically enrolled in the loyalty program but a player advances through the loyalty program tiers through cumulative purchase activity. The benefits of the loyalty program include improved odds at receiving free virtual chips on the Daily Wheel Spin (available to all users), the ability to gift free chips to player friends on certain platforms, and vouchers that can be redeemed for free virtual currency when purchasing a standard chip package. The higher the loyalty tier achieved, the more potential free chips can be won on the Daily Wheel Spin, more free currency gifts can be provided, and higher voucher values.

U.S. Securities and Exchange Commission

May 18, 2020

We determined that the chance opportunity to receive a greater amount of free virtual chips on the Daily Wheel Spin does not provide a promise to the customer; rather it is a marketing offer providing the player a chance to win free virtual chips. We also concluded that gifts of free chips to other players is a marketing offer as they do not provide the purchaser any benefit as the purchaser is not able to use the chips in gameplay.

Vouchers are issued weekly and are usable only with a player’s subsequent purchase of virtual currency. Vouchers provide additional free virtual currency when redeemed during a sale transaction. Unused vouchers expire after 7 days, do not roll over to subsequent weeks, and cannot otherwise be accumulated over time. The amount of free virtual currency accompanying a voucher redemption in a purchase transaction is comparable to the free virtual currency offered in the Company’s other promotional programs, such as our Friday sale events, which are consistently and readily available to all buyers regardless of loyalty status. Accordingly, the vouchers do not provide the paying player customer with an incremental discount to that typically provided to non-paying players.

ASC 606-10-55-42 states that when an entity grants a customer the option to acquire additional goods or services, that option is a separate performance obligation if it provides a material right that the customer would not receive without entering into the contract (e.g., a discount that exceeds the range of discounts typically given for those goods or services to that class of customer in that region or market). Further, ASC 606-10-55-43 states that an option to purchase additional goods or services at their standalone selling prices does not provide a material right and instead is a marketing offer. The FASB staff noted in TRG agenda paper no. 54 that this guidance is intended to make clear that a customer option to acquire additional goods or services would not give right to a material right if a customer could execute a separate contract to obtain the goods or services at the same price. That is, customer options that would exist independently of an existing contract with a customer do not constitute performance obligations in that existing contract.

Because the benefits conveyed in our loyalty program, such as vouchers, are similar in the amount of discount or promotion that can be readily attained through independent purchase transactions among all classes of our customers, we concluded that our loyalty program does not represent a material right, and thus it does not constitute a performance obligation in our customer contracts, but instead represents a marketing offer.

9.	We note in your response to comment 22 that the platform providers have no rights to control how the company defines its pricing. You disclose on page 77 that your platform providers have the

U.S. Securities and Exchange Commission

May 18, 2020

“ability to make unilateral changes to their platforms, their terms of service, the amounts of or method by which players obtain content and make payments, how they are paid, and any other aspect of their platforms and services.” Please clarify the disclosure regarding your platform providers’ inability to change your pricing. To the extent your arrangements with Apple, Facebook and Google allow them to offer incentives, discounts or otherwise change the price defined by you for virtual chips, tell us whether you know the actual amount paid by your players and how that impacts the amount you record as revenue.

Regarding your arrangement with Facebook, please provide us your analysis as to whether you have control or visibility over the issuance of extra chips (up to 9 million chips each year) in the Daily Wheel spin of each player logged onto Facebook when such player’s Facebook friends also play DoubleDown Casino. Clarify whether the invitations to friends through the Facebook platform results in greater fees retained by Facebook. Refer to the benefits of connecting through Facebook in DoubleDown Casino at https://doubledowncasino1.zendesk.com/hc/en-us/articles/201395160-Benefits-of-connecting-through-Facebook-in-DoubleDown-Casino.

Response to Comment No. 9:

In all of the Company’s revenue transactions, our contract is with the customer purchasing virtual currency. The Company controls the content and functionality of its games, pricing charged to the player, and the delivery of virtual currency to the player’s account. Platform providers serve as our agents in this arrangement as they provide distribution and payment processing services, but do not obtain control of the virtual currency.

The Company respectfully advises the Staff that its response to prior Comment No. 22 and related disclosure regarding the principal-agent considerations do not represent contradictory or mutually-exclusive statements. The platform providers do not have the ability to change the Company’s pricing within its games to our customers, which is the source of the Company’s revenues. Consistent with the disclosure on page 87 of Amendment No. 2, the platform providers have the “ability to make unilateral changes to their platforms, their terms of service, the amounts of or method by which players obtain content and make payments, how they are paid, and any other aspect of their platforms and services.” The “amounts” referenced in the foregoing sentence refer to such platform providers’ price-setting terms and conditions with the Company and refers to the revenue share between the Company and the respective platform provider, but in all cases does not refer to the Company’s pricing to our customers.

As an example, Facebook (https://developers.facebook.com/policy/payments_terms/) pricing terms state: “(1) You may price items for sale in your own local currency where such pricing is supported, (2) You may not price an item differently based on a user’s electronic value balance, (3) You may allow users to import your in-game virtual currency or items from your website of other platform that the user is connect to, but you must adhere to the following (a) You must offer the same price on Facebook that you offer to logged-in Facebook users on your own website or other platform app, and (b) You may not incentivize logged-in Facebook users to make a purchase on your website or in an app on another platform by, for example, providing free or discounted goods or services that are not available to purchasers on Facebook.”

U.S. Securities and Exchange Commission

May 18, 2020

There are no arrangements with Apple, Facebook, Google, or any platform provider used by the Company that allow those platform providers to offer incentives, discounts or otherwise change the price of virtual currency chips as set by the Company. Any discounts to virtual currency pricing, whether through incentives or sale offers, are managed by the Company and not the platform provider. The Company does not utilize the payment providers’ local-currency based payments program and, as stated previously in the current disclosure, the platform providers, including Facebook, have no control over offering discounts or other incentives to players playing on their platform. The Company knows the price paid by the customer in all transactions.

The Daily Wheel spin is a random bonus offered to all DoubleDown Casino players, whether paying or non-paying players, once a day, if they login to the game. The Daily Wheel is embedded and part of the game available on all platforms, and is not an additional good that Facebook or any other platform provider can provide in connection with purchase transactions on that platform. As described in Response to Comment No. 7, if the player chooses to login using their Facebook ID, they can receive the ability to gift additional free chips to their Facebook friends (the “Facebook Friend Bonus”), but those free chips cannot be used in their own gameplay. For clarity, gifting free chips obtained from the Facebook Friend Bonus is the only gifting a player can do amongst their Facebook friends. The Company limits the Facebook Friend Bonus to 25 Facebook IDs and this limit is controlled by the Company. The Facebook Friend Bonus is utilized as an engagement and retention marketing tool. The Company has control and visibility over the issuance of any free chips or extra free chips. These programs are all managed within the game under the Company’s exclusive control. Facebook does not receive any benefit, fees, or additional compensation from the Company associated with player activity with the Daily Wheel, the Facebook Friend Bonus, or any other promotional program that does not include a revenue transaction from which Facebook earns a revenue share per our vendor agreement.

We have revised our financial statement disclosure to replace the prior “principal agent considerations” section of Note 2 Significant Accounting Policies on page F-11, to clarify that the Company’s customer is the player, not the platform provider, as follows:

“Our revenue contracts are with game players who are our customers. We have exclusive control over all content, pricing, and overall functionality of games accessed by players. Our games are played on various third-party platforms for which the platform providers collect proceeds from our customers and remit us an amount after deducting a fee for processing and other agency services. We record revenue at the gross amount charged to our customers and classify fees paid to platform providers (such as Apple, Facebook, and Google) within cost of revenue.”

Note 4: Debt, page F-16

10.

We note your response to comments 24 and 26 and your revised disclosures. With respect to the 2.5% convertible bonds and the May 2017 warrants, please clarify and state if true whether “certain adjustments for anti-dilution protection” constitute a down-round provision or whether they may be deemed standard anti-dilution protection.

Further clarify how your assessment of such provisions could be affected by the probability (or remote likelihood) of price adjustment(s) or by such adjustments being under your control. Refer to your basis in the accounting literature.

Response to Comment No. 10:

The Company respectfully directs the Staff to its Response to Comment No. 6 with respect to revised disclosures related to standard anti-dilution provisions and non-standard anti-dilution provisions (commonly referred to as “down-round” protection provisions) in the 2.5% Convertible Bonds and the May 2017 warrants. In addition, the Company will clarify the disclosure that these instruments contain both standard anti-dilution protection and non-standard (i.e., “down-round” protection provisions) in its revised Note 4 – Debt disclosure on page F-14 of Amendment No. 2 to the Form F-1.

As indicated in the Company’s Response to Comment No. 6, the Company analyzed the provisions of the warrants and 2.5% Convertible Bonds, which provide contractual adjustments to the number of shares when evaluating the equity classification guidance. Both instruments contain both standard anti-dilution features that serve to protect the interests of the holders’ relationship to other equity holders as a group and non-standard anti-dilution features (i.e., “down round” protection). Management’s assessment of the provisions was not dependent on the likelihood of triggering the price adjustment, instead applying the provision of ASU 2017-11, which was early adopted by the Company.

Our assessment of the probability of triggering these price adjustments was a relevant factor in determining the value of warrants at inception, but probability was not considered in determining the liability or equity classification of any of the instruments at inception. This is consistent with ASC 815-40-15-7D, which indicates that features that adjust the number of shares should be analyzed under the indexation guidance without regard to the probability of such adjustments or whether such adjustments are in the entity’s control.

U.S. Securities and Exchange Commission

May 18, 2020

We thank the Staff for its review and consideration of the Company’s foregoing responses to the Staff’s comments. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 586-7773 or by email at jonesb@gtlaw.com.

Sincerely,

/s/ Barbara A. Jones
Barbara A. Jones, Esq.

cc:	Office of International Corporate Finance, Securities and Exchange Commission

In Keuk Kim, Chief Executive Officer, DoubleDown Interactive Co., Ltd.

Joseph A. Sigrist, Chief Financial Officer, DoubleDown Interactive Co., Ltd.

Iksoo Kim, Esq., Greenberg Traurig, LLP